February 22, 2008

PHILIPS SELLS HIGH TECH PLASTICS OPTICS IN SUZHOU, CHINA TO TRIUMPH PAN-PACIFIC CAPITAL LTD. OF HONG KONG

Amsterdam, the Netherlands — Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced it has sold a 90% stake in its High Tech Plastics (HTP) Optics business in Suzhou, China to Triumph Pan-Pacific Capital Limited of Hong Kong for an undisclosed amount. Philips expects to record a loss of approximately EUR 12 million in its first quarter results as a result of the sale of these activities. HTP Optics Suzhou manufactures plastic, high-precision lenses used in camera phones, compact disc and DVD readers, and in scanners. The company employs approximately 300 people, primarily in Suzhou, China.

The sale of the majority stake in HTP Optics Suzhou represents another step Philips is taking to focus on its Healthcare, Lighting and Consumer Lifestyle activities supported by the strength of the company’s brand. HTP Optics Suzhou was part of Philips’ Corporate Investments portfolio within Philips’ Innovation & Emerging Businesses sector.

For further information please contact:
Jayson Otke
Philips Corporate Communications
Tel: +31 20 59 77215
Email: jayson.otke@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.